ADITYA BIRLA GROUP

Ref: AM:PVK:1303:2007

Date:- 4th May, 2007

RECEIVED

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance [redacted]
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07023523

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

We are sending herewith our Audited Financial Results for the Year ended 31st March, 2007, for your ready reference and record.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Encl:- as above

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE **Date: 04.05.2007**

Q4 FY 2006-07

HINDALCO INDUSTRIES LTD

Highest Ever Sales and Profits

Record annual revenues at Rs. 18,313.0 Crores

EBIDTA at Rs 4,385.1 Crores soars by 54%

Net profit at Rs. 2,564.3 Crores up by 55%

Q4 revenues reflect 30% YoY Growth. Net Profit rises by 15%.

Financial Highlights:-

(In Rs. Crores)	Quarter ended 31st March 2007	Quarter ended 31st March 2006	Change %	Year ended 31st March 2007	Year ended 31st March 2006	Change %
Net Sales & Op. Revenues	4,748.9	3,657.4	30%	18,313.0	11,396.5	61%
Other Income	123.3	74.3	66%	370.1	243.9	52%
EBIDTA	1,173.2	1,004.1	17%	4,385.1	2,852.0	54%
Profit before Tax	957.9	797.4	20%	3,504.6	2,105.7	66%
Net Profit	721.3	626.3	15%	2,564.3	1,655.5	55%
EPS (Basic & Diluted)(Rs)	7.2	6.4	13%	25.5	16.8	52%

Hindalco Industries Ltd, the flagship Company of the Aditya Birla Group has reported a sterling performance for the Quarter ending March 31, 2007. Net sales at Rs. 4748.9 Crores is up by 30% over Q4 of FY06 (Rs. 3657.4 Crores). Profit before Tax rose by 20% and Profit after Tax increased by 15% vis-à-vis Q4 of FY06.

Driven by strong Aluminium prices on the LME and an improved product mix on account of higher sales volume of value added products, Aluminium business revenues extended from Rs 1,726.3 Crores to Rs 2,042.4 Crores, an increase of 18 %. Despite strong inflationary pressures, Profit before interest and tax mounted from Rs 713.1 Crores to Rs 790.2 Crores, up 10.8%.

Copper business revenues stepped up from Rs 1931.7 Crores to Rs 2711.2 Crores, a rise of 40%. Profit before interest and tax at Rs 136.5 Crores witnessed a growth of 13.6% over the corresponding quarter of the previous year.

FY 2007 Performance

The FY 2007 results have been extremely impressive. Higher Capacity utilization, increased realization and strengthening of operational efficiencies resulted in both revenues and profits surpassing their previous levels. Consolidated Revenues at Rs. 18,313.0 Crores reflected a growth of 61%. The EBIDTA crossed the USD 1 bn. mark for the first time ever at Rs. 4,385.1 Crores. Net profits grew sharply by 55% to Rs. 2564.3 Crores.

Aluminium business revenues ,stretched from Rs 6042.3 Crores to Rs 7344.4 Crores an increase of 21.5%. Despite strong inflationary pressures, Profit before interest and tax rose from Rs 2128.1 Crores to Rs 2929.2 Crores up 37.6 %.

Copper business revenues doubled to Rs. 10,977.6 Crores from Rs. 5354.2 Crores Profit before interest and tax surged to Rs 517.1 Crores .vis- a -vis Rs 19.3 Crores in FY 06.

Dividend

The Company has paid an interim dividend of 170% for FY 07. Together with the Corporate Dividend Tax of Rs. 24.9 Crores, the total payout on this score was Rs. 202.2 Crores. The Board at its meeting held on date, has decided not to recommend any further dividend and to treat the interim dividend as the final dividend.

A Major Strategic Initiative

The Company has entered into a definitive agreement with Novelis Inc. on 10th Feb 2007 for acquiring all outstanding common shares @ USD 44.93 per share in cash for a total consideration of approx. USD 3.5 Billion.

For this purpose the Company has secured firm commitments of USD 3.1 Billion bridge loan of 18 months against the corporate guarantee of the Company and the balance of USD 450 Million will be financed by the company by way of infusing equity / preferred stock / other

securities in its wholly owned subsidiaries. The acquisition will be effected through one or more of its wholly owned subsidiaries.

The acquisition marks a synergistic extension to the Company's upstream business by way of expanding the Company's business activities to multiple downstream business, by optimization of the operating assets of Novelis located in different geographical markets catering to a larger consumer base.

The acquisition is subject to various customary approvals including shareholders and Canadian Court approval.

Operational Review

Aluminium

Both alumina and aluminium continued to operate at high utilization levels, above their rated capacities. With the stabilization of the Prebaked Smelter Potline at Hirakud, metal production has risen by 7% to 114,334 MT. The production of Value Added Products i.e. Rolled and Extrusions ascended due to better performance from the rolling plants and the extrusion press set up in FY 06.

Production	Units	Q4 FY07	Q4 FY06	Change %	FY07	FY06	Change %
Primary Metal	MT	114,334	106,825	7.0%	442,685	429,140	3.2%
Wire Rods	MT	16,948	16,738	1.3%	68,998	67,730	1.9%
Rolled Products	MT	48,322	45,536	6.1%	211,088	190,581	11.5%
Extruded Products	MT	9,525	9,044	5.3%	38,282	32,328	18.4%
Foils	MT	6,144	6,315	-2.7%	25,699	26,184	-1.9%
Wheels	Nos.	45,193	58,569	-22.8%	196,621	194,079	1.3%
Power	MU	2,074	1,963	5.7%	8,315	7,845	6.0%
Alumina	MT	296,411	299,006	-0.9%	1,198,658	1,203,383	-0.4%

Of the total sales volume, the share of value added products was 52%.

Despite lower Alumina price in the international market, the Company has been able to maintain a good realization, largely because of its focus on Speciality business as well as a prudent mix of forward contracts and spot sales.

Copper

The production of Copper cathodes went up by 22% to 81,460 T in comparison to Q4 of the previous year. Production of value added product CC rods grew 27% to 30,076 T. Sulphuric acid output was up by 8% to 240,860 T. In view of the overall economics, Copper II operations remained suspended in the fourth quarter of FY 2007 with copper concentrate in

international markets becoming more expensive due to a shortage. The Company expects this situation to be transient.

Production		Q4 FY07	Q4 FY06	Change %	FY07	FY06	Change %
Copper Cathodes	MT	81,460	66,748	22.0%	290,425	210,227	38.1%
CC Rods	MT	30,076	23,725	26.8%	109,033	88,687	22.9%
DAP/NPK	MT	53,794	55,850	-3.7%	219,333	218,199	0.5%
Sulphuric Acid	MT	240,860	223,146	7.9%	892,597	639,414	39.6%
Gold	KG	2,961	1,951	51.8%	10,334	6,711	54.0%
Silver	KG	17,827	9,879	80.5%	48,462	35,079	38.2%

Expansion Projects

Muri

The brownfield expansion of the Alumina refinery from 110 KTPA to 450 KTPA is expected to be commissioned in the third quarter of the next fiscal.

Hirakud

The commissioning of Phase 1 of the expanded Smelting capacity from 65 KTPA to 100 KTPA has been completed with all 150 pots energized. Phase - II of the project which will raise Smelting capacity to 143 KTPA, is on track. The conversion of Pot Line –3 commenced in Nov'06 in a phased manner. The first lot of 64 Pots have been completed, ahead of schedule. The 2nd 100 MW power plant was commissioned in Dec'06 in line with the schedule and the third 100 MW plant is slated to go on stream by December 2007.

Belgaum

The allotment of the lease for Bauxite mines for expanding the Alumina refinery capacity at Belgaum, Karnataka from 350 KTPA to 650 KTPA, is awaited.

Utkal

Work on the 1,500 KTPA Alumina project is in progress. The pile foundation for the precipitation area is progressing well and will be completed by May'07. The layout of the non-plant buildings has been finalized. The Detailed engineering for Mines has started and is expected to be over by March 2009. The second phase of rehabilitation and resettlement process is on track.

Aditya Alumina

This greenfield integrated project of 1,500 KTPA Alumina, 325 KTPA of Aluminium smelting and a Captive Power Plant of 750 MW is on track. The proposed smelter has been accorded an SEZ status. The Rehabilitation and Resettlement plan for both the smelters and CPP sites have been submitted for statutory approval. The work on the Railway siding and Energised Grid connectivity is underway. The plant commissioning is expected by September 2011.

Mahan

This project envisages setting up of a 325 KTPA Smelter and 750 MW Captive Power Plant supported by Captive Coal Mine. The Coal block was allotted in April'06 in a JV with Essar. The production of coal is likely to start from April 2009. The Govt. of Madhya Pradesh has

sanctioned an allocation of 1213 hectares of land and accorded an SEZ status. Its commissioning is expected by November 2012.

Lathehar

For this project entailing the setting up a 325 KTPA Aluminium Smelter with 750 MW Captive Power Plant, supported by 5 million TPA Captive Coal Mine in Jharkhand, the allotment of coal block has reached its final stages. Land acquisition is in progress. An application has also been filed for environmental clearance, water, construction power and other necessary infrastructure.

Industry Outlook

Aluminium

Global Aluminium consumption is estimated to have grown by 7.2% during CY06. The Key contributor to this growth has been the Asian region powered mainly by China which is estimated to have grown by 20.6%. Going forward the demand is expected to be strong especially from China and India.

Rapidly increasing Semi-fabrication capacity in China is adding to the primary metal demand. The Semi-fabrication production in China has grown by 25.5% in CY06. The Chinese consumption growth is driven mainly by higher investment in infrastructure as well as growth in the Automobile Industries. The Chinese Aluminium consumption is anticipated to grow by a phenomenal 20.8% during CY07. The rest of Asia is also expected to witness good demand during 2007.

Copper

The Smelter production recorded a strong growth in CY2006, despite the tight concentrates market and low Tc/Rcs. Expansions to underlying capacity continued to lift output, and high concentrate stocks enabled smelters to cover the shortfall in new mine production. Yet another output surge in CY2008 is expected as new capacity is to go on stream. This will be the peak year for production growth. However, despite a strong growth in capacity, with mine output continuing to fall short of smelter requirement, actual output will be constrained by concentrate availability.

Refined output increased by an estimated 6.4% last year as there was underlying growth in capacity, particularly in China. A robust growth is forecast for CY2008 with capacity increases.

Company Outlook

The Company has been continuously improving its performance. It is leveraging its fundamental strengths to deliver shareholder value and this is an ongoing priority. LME will drive the performance of aluminium business whereas it is a pass through for copper business. Going forward the biggest challenge would be to maintain high levels of performance once the aluminium price at the LME starts moving down.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan" 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH, 2007

(Rupees in Million)

	Particulars	Nine months ended 31/12/2006 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Quarter ended 31/03/2006 (Unaudited)	Year ended 31/03/2007 (Audited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	**135,641**	**47,489**	**36,574**	**183,130**	**113,965**
2	**Other Income**	**2,468**	**1,233**	**743**	**3,701**	**2,439**
3	**Total Expenditure**	**105,990**	**36,990**	**27,276**	**142,980**	**87,914**
	(a). (Increase)/Decrease in Stock in Trade	(8,037)	3,612	(4,858)	(4,425)	(10,338)
	(b). Consumption of Raw Materials	87,397	23,386	23,590	110,783	66,034
	(c). Staff Cost	3,731	1,465	1,230	5,196	4,627
	(d). Power and Fuel	14,189	4,297	4,807	18,486	17,956
	(e). Other Expenditure	8,710	4,230	2,507	12,940	9,635
4	**Interest & Finance Charges**	**1,847**	**577**	**624**	**2,424**	**2,252**
5	**Gross Profit**	**30,272**	**11,155**	**9,417**	**41,427**	**26,238**
6	**Depreciation**	**4,805**	**1,576**	**1,443**	**6,381**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**25,467**	**9,579**	**7,974**	**35,046**	**21,027**
	Extraordinary Items	-	-	-	-	(30)
8	**Profit before Tax**	**25,467**	**9,579**	**7,974**	**35,046**	**21,057**
9	**Provision for Tax**	**7,037**	**2,366**	**1,711**	**9,403**	**4,502**
	(a). Provision for Current Tax	7,475	2,366	1,224	9,841	3,241
	(b). Provision for Deferred Tax	(523)	(28)	457	(551)	1,160
	(c). Provision for Fringe Benefit Tax	85	28	30	113	101
10	**Net Profit**	**18,430**	**7,213**	**6,263**	**25,643**	**16,555**
11	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**1,042**	**1,043**	**986**	**1,043**	**986**
12	**Reserves**				**123,137**	**95,077**
13	**Basic & Diluted EPS (Rs.)**	**18**	**7**	**6**	**26**	**17**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares				845,583,773	847,818,402
	(b). Percentage of shareholding				72.94%	73.13%

8/9

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Nine months ended 31/12/2006 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Quarter ended 31/03/2006 (Unaudited)	Year ended 31/03/2007 (Audited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	53,020	20,424	17,263	73,444	60,423
	(b) Copper	82,664	27,112	19,317	109,776	53,542
		135,684	47,536	36,580	183,220	113,965
	Inter Segment Revenue Adjustment	(43)	(47)	(6)	(90)	-
	Net Sales & Operating Revenues	**135,641**	**47,489**	**36,574**	**183,130**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	21,390	7,902	7,131	29,292	21,281
	(b) Copper	3,806	1,365	1,201	5,171	193
		25,196	9,267	8,332	34,463	21,474
	Less: Interest & Finance Charges	(1,847)	(577)	(624)	(2,424)	(2,252)
		23,349	8,690	7,708	32,039	19,222
	Add: Other un-allocable Income net of un-allocable expenses	2,118	889	266	3,007	1,805
	Profit before Tax & Extraordinary Items	**25,467**	**9,579**	**7,974**	**35,046**	**21,027**
3.	**Capital Employed (Segment Assets - Segment Liabilities)**					
	(a) Aluminium	70,734	74,511	65,792	74,511	65,792
	(b) Copper	68,581	49,307	50,738	49,307	50,738
		139,315	123,818	116,530	123,818	116,530
	Un-allocable/ Corporate	73,765	85,275	40,840	85,275	40,840
	Total Capital Employed	**213,080**	**209,093**	**157,370**	**209,093**	**157,370**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Following the transitional provisions of Accounting Standard 15 (revised 2005) on "Employee Benefits", an amount of Rs. 1,032 million (net of deferred tax of Rs. 525 million) has been adjusted against the opening balance of General Reserve.

2. Depreciation for the quarter ended 31st March, 2007 includes an amount of Rs 125 million and for the year ended 31st March, 2007 includes an amount of Rs 852 million being impairment loss recognized in respect of certain assets.

3. Consistent with long-term strategy of expanding global presence, the Company and Novelis, the world's leading producer of aluminium rolled products, have entered into a definitive agreement by which the Company will acquire Novelis by paying to its shareholders US $ 44.93 in cash for each outstanding common share. Expenditure relating to such acquisition transaction amounting to Rs 650 million has been charged and included in Other Expenditure both for the quarter and the year ended 31st March, 2007.

4. During the quarter ended 31st March, 2007 the Company has incorporated a new wholly owned subsidiary in Canada by the name AV Metals Inc. This company has incorporated a company by the name 6703534 Canada Limited, as wholly owned subsidiary, the name of which has later been changed to AV Aluminium Inc. Another company by the name AV Minerals (Netherlands) B.V. has been incorporated in Netherlands as a wholly owned subsidiary of the Company in April, 2007.

5. As per the terms of the Rights Offer, the Company has sent first Call Money Notice to the shareholders for payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs 5,557 million. The last date for payment was 1st December, 2006. The Board of Directors has subsequently extended the last date up to 10th January, 2007. The Company has received total Rs 5,529 million up to 31st March, 2007 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

6. The proceeds of the rights issue aggregating to Rs. 11,086 million (up to first call) have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs 1,443 million while the balance amount is temporarily invested in short term liquid securities

7. Brownfield expansion of power generating capacity from 167.5 MW to 267.5 MW and aluminium smelting capacity from 65 KTPA to 100 KTPA at Hirakud, Orissa have been completed. Work on further expansion of power generation capacity by another 100 MW, aluminium smelting capacity by 43 KTPA (both at Hirakud) and alumina production capacity by 340 KTPA (at Muri, Jharkhand) is progressing well.

8. The Board of Directors had in its meeting held on 12th March, 2007 declared an interim dividend of 170% aggregating to Rs. 1,773 million. Together with the Corporate Dividend Tax of Rs. 249 million, the total payout was Rs. 2,022 million. The Board at its meeting held on 4th May, 2007 have decided not to recommended any further dividend and to treat the interim dividend as final dividend.

9. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st January, 2007	Received	Resolved	Pending as on 31st March, 2007
Nil	40	40	Nil

10. Figures of previous periods have been regrouped wherever necessary.

11. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Friday, 4th May, 2007.

By and on behalf of the Board

Place: Mumbai
Dated: 4th May, 2007

D. Bhattacharya
Managing Director

END